UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Blueprint Medicines Corporation

(Name of Subject Company)

Blueprint Medicines Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

09627Y109

(CUSIP Number of Class of Securities)

Kathryn Haviland

President and Chief Executive Officer

Blueprint Medicines Corporation

45 Sidney Street

Cambridge, Massachusetts 02139

(617) 374-7580

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

James Ding, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Rothko Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Aventis Inc., a Pennsylvania corporation (“Aventis”) and wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of Blueprint Medicines Corporation, a Delaware corporation (the “Company” or “Blueprint”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 2, 2025, by and among Parent, Aventis, Purchaser and the Company (the “Merger Agreement”). Upon the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, with the Company as the surviving corporation. This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

•	Exhibit 99.1: Email from Kathryn Haviland, President and Chief Executive Officer of the Company, to employees on June 2, 2025.

•	Exhibit 99.2: Blueprint Employee FAQ, first used on June 2, 2025.

•	Exhibit 99.3: Posting by the Company via LinkedIn and X on June 2, 2025.

•	Exhibit 99.4: Investor Relations Message, dated June 2, 2025.

•	Exhibit 99.5: Blueprint Medicines + Sanofi Overview for the Blue Crew dated June 2, 2025.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements regarding, among other things, the proposed acquisition of the Company by Parent, the expected timetable for completing the transaction, and the Company’s future financial or operating performance. The Company generally identifies forward-looking statements by terminology such as “aim,” “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “opportunity,” “contemplate,” “potential,” “continue,” “target” or the negative of these terms or other similar words, although not all forward-looking statements contain such terms. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. These forward-looking statements are only predictions, and such statements are based on current expectations and projections about future events and trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the possibility that competing offers will be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; (vi) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (vii) unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; (viii) risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; (ix) the risk that the marketing and sale of AYVAKIT/ AYVAKYT or any future approved drugs may be unsuccessful or less successful than anticipated, or that AYVAKIT/ AYVAKYT may not gain market acceptance by physicians, patients, third-party payors and others in the medical community; (x) the risk that the market opportunities for AYVAKIT/ AYVAKYT or the Company’s drug candidates are smaller than the Company estimates or that any approval that the Company obtains may be based on a narrower definition of the patient population that the Company anticipates; (xi) the risk of delay of any current or planned clinical trials or the development of the Company’s current or future drug candidates, including but not limited to BLU-808 and elenestinib; (xii) risks related to the Company’s ability to successfully demonstrate the safety and efficacy of its drug candidates and gain approval of its drug candidates on a timely basis, if at all; (xiii) preclinical and clinical results for the Company’s drug candidates may not support further development of such drug candidates either as monotherapies or in combination with other agents or may impact the anticipated timing of data or regulatory submissions; (xiv) the timing of the initiation of clinical trials and trial cohorts at clinical trial sites and patient enrollment rates may be delayed or slower than anticipated; (xv) actions of regulatory agencies may affect the Company’s approved drugs or its current or future drug candidates, including affecting the initiation, timing and progress of clinical trials, as well as the pricing of its drug candidates; (xvi) risks related to the Company’s ability to obtain, maintain and enforce patent and other intellectual property protection for its products and current or future drug candidates it is developing; (xvii) the success of the Company’s current and future collaborations, financing arrangements, partnerships or licensing and other arrangements; (xviii) risks related to the Company’s liquidity and financial position and the accuracy of its estimates of revenues, expenses, cash burn, and capital requirements; and (xix) those risks detailed in the Company’s most recent Annual Report on Form 10-K and subsequent reports filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. The Company cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this document relate only to events as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The tender offer referred to in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Parent and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Parent and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE COMPANY’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of the Company by accessing www.blueprintmedicines.com or by contacting the Company’s Investor Relations contact at ir@blueprintmedicines.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.